DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/26/2009

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP 			a[ ]
      b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) [x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER
1,931,254

8. SHARED VOTING POWER
43,358

9. SOLE DISPOSITIVE POWER
2,004,612

10. SHARED DISPOSITIVE POWER
0

 11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,004,612

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
9.72%

14. TYPE OF REPORTING PERSON
IA

This statement constitutes amendment No.6 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on March 19, 2008. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:

ITEM 4. PURPOSE OF TRANSACTION

Letter to company secretary


Item 5 is amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR dated March 31, 2008 there were 20,628,363 shares of common stock outstanding. The percentage set forth in item 5 was derived using such number.

a) BIG P and other accounts managed by Phillip Goldstein beneficially own an aggregate of 2,004,612 shares of PIF or 9.72% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) Since the last filing 1/12/2009 the following shares of PIF were purchased, unless previously reported (there were no sales):

Trade Date	# Shares	Price ($)
1/14/2009	28,000		$11.1999
1/20/2009	1,000		$11.13

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.
e) NA

Item 6. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/26/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP

Exhibit 1:

Full Value Offshore Partners L.P.
 Park 80 West - Plaza Two, Suite 750, Saddle Brook, NJ 07663
Phone: 201-556-0092 / Fax: 201-556-0097 / pgoldstein@bulldoginvestors.com

				January 26, 2009

Mark F. Kemper, Secretary
Insured Municipal Income Fund Inc.
UBS Global Asset Management
51 West 52nd Street
New York, New York 10019-6114.

Insured Municipal Income Fund Inc. (the Fund)

Dear Mr. Kemper:

On December 10, 2008 we sent you a rule 14a-8 proposal. In addition, on the same day, our affiliate, Bulldog Investors General Partnership (BIGP), sent you an advance notice letter of its intent to present nominees at the Funds next annual meeting. On December 15, 2008 both of these letters were filed on EDGAR. On Friday, January 23, 2009 Julien Bourgeois of Dechert informed me that you had not received the letters. In addition, Mr. Bourgeois advised us of what he asserted were certain omissions in our letters.

We do not agree that our previous correspondence was deficient. However, in order to avoid any dispute about our right to present our proposal or our nominees, we are (1) enclosing another copy of our December 10, 2008 letter submitting our rule 14a-8 proposal, and (2) submitting this letter to provide you with advance notice of our intent to present nominations at the annual meeting. Since the nominations will be made by Full Value Offshore Partners
(FVOP), I, as a principal of the managing general partner of BIGP, hereby withdraw BIGPs precious notice in lieu of this superseding notice.
(Note that this letter also updates information about our nominees stock ownership and background.) In addition, we are enclosing documentation from our stock broker certifying that FVOP has owned more than $2,000 worth of the Funds common stock continuously since at least December 10, 2007. Finally, we affirm that we intend to appear in person or by proxy at the Funds annual meeting to present our proposal and nominees.

If the Fund is still in existence at the next meeting of shareholders, we intend to nominate a full slate of candidates for election as directors.

FVOP, the nominating and proposing shareholder, beneficially owns 43,589 common shares of the Fund. Assuming six directors are to be elected, we will nominate the persons named below. (Please advise us if a different number of directors will be elected.) Each nominee has consented to being named in our proxy statement and to serve as a director if elected. Messrs. Goodstein and Samuels are the nominees for the seats that will be elected solely by shareholders of the preferred stock. There are no arrangements or understandings between FVOP (or its affiliates) and any nominee in connection with the nominations nor do we know of any material conflicts of interest that would prevent any nominee from acting in the best interest of the Fund.

Phillip Goldstein (born 1945);Park 80 West, Plaza Two Suite 750, Saddle Brook, NJ 07663 -- Since 1992, Mr. Goldstein has been an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds including FVOP. He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001 and ASA Ltd since 2008.

Gerald Hellerman ( born 1937 ); 5431 NW 21st Avenue, Boca Raton, FL 33496 Mr. Hellerman is a director of MVC Acquisition Corp. and is a director and Chairman of the Audit Committee of MVC Capital, Inc. Mr. Hellerman owns and has served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, since the firms inception in 1993. He currently serves as a director, chief financial officer and chief compliance officer for The Mexico Equity and Income Fund, Inc. (NYSE: MXE), and is a manager and Chairman of the Audit Committee of the Old Mutual Absolute Return and Emerging Managers fund complex, which consists of six funds, a director of Brantley Capital Corporation and was a director and Chairman of the Audit Committee of AirNet Systems, Inc. until June 2008.

Rajeev Das (born 1968); Park 80 West, Plaza Two, Suite 750, Saddle Brook,
NJ 07663 -- Managing Member of the general partner of Opportunity Income Plus L.P., an investment partnership in the Bulldog Investors group of investment funds; Currently director of Mexico Equity and Income Fund, Inc. (since 2001) In 2006 served as director of Brantley Capital.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, Suite 750, Saddle Brook,
NJ 07663 -- Mr. Dakos is a self-employed investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds including FVOP. He has been a director of the Mexico Equity and Income Fund since 2001 and Brantley Capital Corporation since 2005.

Glenn Goodstein (born 1963); 2308 Camino Robledo, Carlsbad, CA 92009
Mr. Goodstein is a registered investment advisor and managing member of the general partner of Mercury Partners LP, an investment partnership. He is a director of Mexico Equity and Income Fund.

Steve Samuels (born 1956); Park 80 West, Plaza Two, Suite 750, Saddle Brook, NJ 07663 -- Mr. Samuels is a principal of the general partner of five investment partnerships in the Bulldog Investors group of funds including FVOP.

None of our nominees is an interested person of the Fund nor does any nominee personally own any shares of the Fund except that as of January 23, 2009
(1) Mr. Goldstein and his wife jointly beneficially own 46,370 common shares which were purchased since February 14, 2008 and (2) Mr. Das and his wife beneficially own 1,700 shares which were purchased between November 2007 and April 2008. Clients of Mr. Goodstein own 2,811 common shares which were purchased between September 2000 and February 2002. Each nominee other than Mr. Hellerman is a principal of one or more of the entities that are members along with FVOP of a 13D group that collectively beneficially owns approximately 2 million common shares of the Fund which were purchased since July 2007. There have been no sales of shares by any of the aforementioned persons.

Please notify us immediately if you need any further information or if you believe there are any deficiencies in this advance notice letter. Thank you.

Very truly yours,

Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner


cc: 	Jack W. Murphy (via email)
	Julien Bourgeois (via email)